UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Technology Park Building 2

1 Derech Agudat Sport HaPo’el

Jerusalem, Israel 9695102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F

or Form 40-F:	☒ Form 20-F	☐ Form 40-F

CONTENTS

Resignation and Appointment of Board Members

On February 8, 2024, Freightos Limited (the “Company”) announced that William Chin has resigned from the Company’s Board of Directors (the “Board”) as of January 30, 2024, and Carl Vine has been appointed by the Board to fill the vacancy on the Board caused by Mr. Chin’s resignation, effective as of that same date.

Mr. Chin’s decision to resign stemmed from competing demands on his time, and did not arise or result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Exhibits.

Exhibit 99.1	Press release, dated February 8, 2024, entitled “Freightos Announces Board of Directors Change”

Incorporation by Reference

The information in this Form 6-K (including in Exhibit 99.1 hereto, but excluding any quotes contained therein) is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-270303), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: February 8, 2024
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel